Item 13(a)(4)

Certification Pursuant to Item 4.01 of Form 8-K under the Exchange Act (17 CFR 249.308)

On September 28, 2018, Highland Energy MLP Fund, Highland Global Allocation Fund, Highland Premier Growth Equity Fund, Highland Small-Cap Equity Fund, Highland Total Return Fund, Highland Tax-Exempt Fund and Highland Fixed Income Fund, each a series of Highland Funds II (the “Trust”), dismissed KPMG LLP (“KPMG”) as the Trust’s independent registered public accounting firm, effective on such date. The decision to dismiss KPMG was approved by the audit committee and by the full board of trustees of the Trust (the “Board”). On September 27, 2018, the Trust approved the appointment of PricewaterhouseCoopers (“PwC”) as the Trust’s independent registered public accounting firm. PwC was engaged by the Trust on November 6, 2018.

KPMG did not issue a report on the Trust’s September 30, 2018 financial statements. KPMG’s audit reports on the Trust’s financial statements as of and for the years ended September 30, 2017 and 2016 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During its audits of certain affiliated funds with a fiscal year-end of June 30, 2018 (the "6/30 Funds"), KPMG concluded management’s review control over a certain hard-to-value security held by some of those funds and the Highland Global Allocation Fund was not designed at an appropriate level of precision to assess the orderly nature of transactions involving the security and reasonableness and reliability of certain inputs to the fair value model for the security. In connection with this audit, KPMG advised the Funds of the need to expand significantly the scope of its audit. Although Management of the Trust initially disagreed with KPMG’s position, subsequent to KPMG’s dismissal Management ultimately took the position that the transactions were orderly and revised certain non-observable inputs to the fair value model for the security.

KPMG and Management identified a material weakness in the control environment related to the assessment of orderly transactions and non-observable inputs used in fair valuation of a fair valued asset held for the 6/30 Funds. The Trust shares this control environment and the material weakness is relevant to the Highland Global Allocation Fund’s fair valuation.

Other than the disagreements and reportable events disclosed above, during the Trust’s years ended September 30, 2017 and 2016 and the subsequent interim period through September 28, 2018, there were no: (1) disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events (as described in Item 304(a)(1)(v) of Regulation S-K). The audit committee of the Trust discussed the subject matter of these disagreements and reportable events with KPMG. The Trust has authorized KPMG to respond fully to the inquiries of PwC concerning the subject matter of these disagreements and reportable events.

During the years ended September 30, 2017 and 2016 and the subsequent interim period through September 28, 2018, neither Management, the Trust, nor anyone on its behalf, consulted PwC regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the financial statements of the Trust, and no written report or oral advice was provided to the Trust by PwC that PwC concluded was an important factor considered by the Trust in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

The Trust provided KPMG and PwC with a copy of the disclosure it is making in response to Item 304(a) of Regulation SK and requested that KPMG and PwC furnish the Trust with letters addressed to the SEC, pursuant to Item 304(a) containing any new information, clarification of the Trust’s expression of its view, or the respects in which it does not agree with the statements made by the Trust in response to Item 304(a).